UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: December 19, 2018

Commission File No. 001-36738

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-208623.

On December 13, 2018, Navios Maritime Acquisition Corporation (“NNA”) completed the merger (the “Merger”) contemplated by the previously announced Agreement and Plan of Merger, (the “Merger Agreement”), dated as of October 7, 2018, by and among NNA, its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”), Navios Maritime Midstream Partners L.P. (“NAP”) and Navios Midstream Partners GP LLC (the “NAP General Partner”). Pursuant to the Merger Agreement, Merger Sub merged with and into NAP, with NAP surviving as a wholly-owned subsidiary of NNA.

Pursuant to the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in NAP held by a common unit holder other than NNA, NAP or their respective subsidiaries (the “NAP Public Units”) was converted into the right to receive 0.42 shares of NNA common stock. As a result of the Merger, approximately 3,683,028 shares of NNA common stock were issued to former holders of NAP Public Units. More than eighty (80) percent of holders of NAP Public Units elected (or were deemed to have elected) to receive NNA common stock. As such, pursuant to the Merger Agreement, no NNA preferred stock was issued in connection with the Merger.

The issuance of NNA common stock in connection with the Merger was registered under the Securities Act of 1933 pursuant to the NNA’s Registration Statement on Form F-4, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 30, 2018, as amended (the “F-4”). The F-4 was declared effective on November 14, 2018. The information statement/prospectus included with the F-4 contains additional information about the Merger.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

Date: December 19, 2018	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chairman and Chief Executive Officer